SVB INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of Silicon Valley Bank, a division of First Citizens Bank)
(SEC Identification No. 801-78209 and
8-70327)

Financial Statements and Supplementary Information

For the year ended December 31, 2022

(With Independent Auditors' Report Thereon)

(Confidential Treatment Requested)

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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: SVB INVESTMENT SERVICES INC.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

505 HOWARD STREET
(No. and Street)

SAN FRANCISCO	CA	94105
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jonathan Fonseca	602-423-1389	jfonseca@svb.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Marcum LLP
(Name – if individual, state last, first, and middle name)

10 Melville Park Rd	Melville	NY	11747
(Address)	(City)	(State)	(Zip Code)

10/16/2003	688
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Jonathan Fonseca, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of SVB INVESTMENT SERVICES INC., as of 4/27, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JACQUELINE M. REZAC
Notary Public - State of Arizona
MARICOPA COUNTY
Commission #551281
Expires September 19, 2022

Signature: [signature]

Title: Accounting Manager

[signature] 4-27-23

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

SVB INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of Silicon Valley Bank, a division of First Citizens Bank)

Table of Contents



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of **SVB Investment Services, Inc.**

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of SVB Investment Services, Inc. (the "Company") as of December 31, 2022, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 9, the Company has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 9. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Supplemental Information

The information presented in Schedules I, II and III (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2020.

Marcum LLP

Deerfield, Illinois
April 27, 2023

SVB INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of Silicon Valley Bank, a division of First Citizens Bank)

Statement of Financial Condition
Confidential

December 31, 2022

Assets

Cash held with related party	$	1,499,952
Cash held at other institutions		6,035,196
Cash and cash equivalents		7,535,148
Prepaid expenses		187,033
Restricted cash		250,000
Other		155
Total assets	$	7,972,336

Liabilities and Stockholder's Equity

Liabilities:		
Payable to related party, net	$	113,025
Accrued liabilities		191,295
Total liabilities		304,320
Stockholder's equity:		
Common stock, $0.001 par value, 1,000 shares authorized;		
1,000 shares issued and outstanding		1
Additional paid-in capital		54,593,085
Accumulated deficit		(46,925,070)
Total stockholder's equity		7,668,016
Total liabilities and stockholder's equity	$	7,972,336

See accompanying notes to financial statements.

SVB INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of Silicon Valley Bank, a division of First Citizens Bank)

Statement of Operations
Confidential

For the year ended December 31, 2022

Revenues:		
Broker dealer commissions	$	15,081
Interest and other miscellaneous income		74,762
Total revenues		89,843
Expenses:		
Compensation and benefits		1,624,610
Occupancy and equipment		158,824
Professional services		778,209
Commission, clearing and custodian fees		46,619
SEC and regulatory filing fees		390,390
General and administrative		266,813
Communications and data processing		626,199
Total expenses		3,891,664
Loss before income tax benefit		(3,801,821)
Income tax benefit		216,258
Loss from continuing operations, net		(3,585,563)
Loss on discontinued operations, net of taxes		(4,233,219)
Net loss	$	(7,818,782)

See accompanying notes to financial statements.

SVB INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of Silicon Valley Bank, a division of First Citizens Bank)

Statement of Changes in Stockholder's Equity
Confidential

For the year ended December 31, 2022

	Common stock		Additional	Accumulated	Stockholder's
	Shares	Amount	Paid-in Capital	Deficit	Equity
Balance as of January 1, 2022	1,000 $	1 $	48,632,924 $	(39,106,288) $	9,526,637
Net Share-based compensation			(39,839)		(39,839)
Capital contribution			6,000,000		6,000,000
Net loss				(7,818,782)	(7,818,782)
Balance as of December 31, 2022	1,000 $	1 $	54,593,085 $	(46,925,070) $	7,668,016

See accompanying notes to financial statements.

SVB INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of Silicon Valley Bank, a division of First Citizens Bank)

Statement of Cash Flows
Confidential

For the year ended December 31, 2022

Cash flow from operating activities:		
Net loss from continuing operations	$	(3,585,563)
Adjustments to reconcile net loss to net cash used by operating activities:		
Amortization of prepaids and depreciation of premises and equipment		(26,226)
Changes in operating assets and liabilities:		
Increase in accounts payable to related party, net		113,025
Decrease in accounts receivable from related party, net		672,150
Increase in other receivable		(157)
Increase in accrued liabilities		56,151
Cash used by operating activities from continuing operations		(2,770,620)
Net loss from discontinued operations		(4,233,219)
Adjustments to reconcile net loss to net cash used by discontinued operations:		
Amortization of prepaids and depreciation of premises and equipment		546,304
Deferred income tax		205,547
Amortization of shared based compensation		(39,839)
Changes in operating assets and liabilities		
Decrease in other receivable		40,495
Decrease in accrued liabilities		(4,283,062)
Cash used by operating activities from discontinued operations, net		(7,763,774)
Net cash used by operating activities		(10,534,394)
Cash flow from financing activities:		
Increase in additional paid in capital		6,000,000
Net cash provided by financing activities		6,000,000
<u>Cash flow for period end:</u>		(4,534,394)
Cash, cash equivalents, and restricted cash, beginning of year		12,319,542
Cash, cash equivalents, and restricted cash, end of year	$	7,785,148

See accompanying notes to financial statements.

SVB INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of Silicon Valley Bank, a division of First Citizens Bank)

Notes to Financial Statements

Confidential

For the year ended December 31, 2022

(1)   Organization and Summary of Significant Accounting Policies

SVB Investment Services, Inc. formerly known as SVB Wealth Advisory, Inc. (the "Company") is a wholly owned subsidiary of Silicon Valley Bank (the "Bank"), which is a wholly owned subsidiary of SVB Financial Group (the "Parent"). The Company is incorporated in the state of Delaware. See Note (8) for further information and the Company's ownership changes in March 2023.

The Company is registered as a U.S. broker-dealer in securities under the Securities Exchange Act of 1934 (the "Securities Act"), a member of the Financial Industry Regulatory Authority (FINRA), and the Securities Investor Protection Corporation (SIPC) and is subject to the regulations therein. The Company offers a broad range of securities products, including, but not limited to: exchange- traded and over-the-counter (OTC) stocks and exchange-traded funds (ETFs); mutual funds and unit investment trusts; security options; access to securities offered as part of an initial public offering (IPO); bonds; and private placement securities. The Company is registered in 45 states including the District of Columbia. The Company is subject to various governmental rules and regulations including the Net Capital Rule set forth in Rule 15c3-1 of the Securities Act. The Company clears all securities transactions through a third-party clearing broker on a fully disclosed basis.

On June 15, 2022, the Company's Board approved the transfer of its Registered Investment Advisor ("RIA") business, including the personnel to support it, to SVB Wealth LLC, which is an affiliate of the Company. The transfer was consummated on July 1, 2022, for total consideration of $1,000. As both entities are wholly owned by the Parent, the transaction is deemed a common control transaction. This business reorganization was designed to allow for synergies within the RIA businesses, by having all Registered Investment Advisor Representatives combined into one legal entity that can operate more efficiently. Ahead of this transaction, in April 2022, SVB Wealth Advisory, Inc. changed its name to SVB Investment Services Inc, to better align with its core brokerage offerings.

 As a result, all current and historical operating results of the RIA business are presented as "Discontinued operations, net of taxes" in the Statement of Operations. The Company transferred out assets and liabilities related to the RIA business at book value as of June 30, 2022, as such, there are no assets and liabilities classified as held for sale in the accompanying balance sheet. The balances transferred included compensation and benefits liabilities, deferred tax liabilities, prepaid asset, premises and equipment, and other assets. The following table provides a summary of the major classes of line items comprising "Loss on discontinued operations, net of taxes" as reported in the Statement of Operations:

Revenues:	
Investment advisory fees	$ 2,430,893
Gain on disposal of discontinued operations	1,000
Total revenues	2,431,893
Expenses:	
Compensation and benefits	6,808,892
Occupancy and equipment	813,821
Professional services	192,089
Commission, clearing and custodian fees	(18,790)
SEC and regulatory filing fees	11,675
General and administrative	605,281
Communications and data processing	17,342
Total expenses	8,430,310
Loss before income tax benefit	(5,998,417)
Income tax benefit	1,765,198
Loss on discontinued operations, net of taxes $	(4,233,219)

(a) ***Use of Estimates and Assumptions***

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates may change as new information is obtained.

(b) ***Basis of Accounting***

The Company prepares its financial statements in conformity with GAAP.

(c)   ***Revenue Recognition***

The Company follows the provisions of ASU No. 2014-09, *Revenue from Contracts with Customers (Topic 606)*. In applying Topic 606, revenue is recognized when control of promised goods or services transfer to a customer at an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services. The principle is applied using a five-step process: (1) identify the contract with the customer; (2) identify the performance obligations; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations; (5) recognize revenue when (or as) the entity satisfies a performance obligation. Through June 30, 2022, the Company provided investment advisory services including discretionary investment management services and wealth planning for clients with investable assets. These services represented a single performance obligation and were provided continuously over the contract period comprising over a distinct service period (e.g., quarterly) for which the Company is entitled to an advisory fee. Brokerage services include executing timely and accurate trade execution on behalf of clients, providing investment recommendations and client advisement on margin trading accounts, among other similar financial services. Revenue for broker dealer services is earned from trade commissions. Commission fees are earned each time a trade is executed per client request and are collected and recognized on the trade date.

The Company also recognizes interest income on its interest-earning cash equivalents as it is earned.

(d)   ***Cash, Cash Equivalents, and Restricted Cash***

Cash and cash equivalents consist of cash balances due from banks and money market deposit accounts. The Company maintains $250,000 in a restricted cash escrow account with its third-party clearing broker as required by the SEC Uniform Net Capital Rule 15c3-1 for minimum capital requirements. The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the Statement of Financial Position that sum to the total of the same such amounts shown in the Statement of Cash Flows.

Cash and cash equivalents	$ 7,535,148
Restricted cash	250,000
Total cash, cash equivalents, and restricted cash shown in the statement of cash flows	$ 7,785,148

(e) ***Accounts Receivable and Provision for Credit Losses***

Accounts receivable are recorded at the invoiced amount and do not earn interest. The allowance for credit losses is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company has not charged off any receivables in the 12-month period ended December 31, 2022 and there is no balance in the allowance for credit losses as of December 31, 2022.

(f) ***Premises and Equipment***

Premises and equipment are reported at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets or the terms of the related leases, whichever is shorter. The maximum estimated useful lives by asset classification are as follows:

Leasehold improvements	Lesser of lease term or asset life
Furniture and equipment	7 years
Computer software	3 - 7 years
Computer hardware	3 - 5 years

The Company capitalizes the costs of computer software developed or obtained for internal use, including costs related to developed software, purchased software licenses and certain implementation costs. For property and equipment that is retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is included in other expenses in the statements of operations. At December 31, 2022 all of the Company's premises and equipment was fully depreciated.

(g) Income Taxes

The Company records income taxes as if the Company were to file a separate tax return on a modified stand-alone basis for federal and state income tax purposes. The Company's results are included in the consolidated federal income tax return and state returns of the Parent and its subsidiaries. The Company is subject to a tax sharing agreement that requires the Company to pay its federal and state tax liability periodically. The Company's Parent was placed into receivership with the FDIC on March 10, 2023. The Company continues to operate and function as it did prior to that event. On March 27, 2023, the Parent was acquired by First Citizens Bank & Trust Company ("First Citizens"). The receivership retained all interests in tax allocation agreements or other agreements involving the filing of tax returns, tax payments, tax liabilities, or the allocation of tax assets or liabilities among members of the consolidated group in which the Parent is a member, and any legal interest in, or rights to, the Parent's tax attributes, credits, receivables, net operating losses or deductions. Due to the receivership retaining all rights to tax assets, the Company does not expect to be refunded for its net operating loss or other tax attributes after they are utilized by the consolidated group. Amounts for the current period are based upon estimates and assumptions as of December 31, 2022 and could vary from amounts shown on the tax returns, when filed.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Our federal and state income tax provisions are based upon taxes payable for the current year, current year changes in deferred taxes related to temporary differences between the tax basis and financial statement balances of assets and liabilities. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. A valuation allowance is provided, when it is determined based upon available evidence, that it is more likely than not that some portion of the deferred tax asset will not be realized.

In accordance with ASC 740-10-45-25, the Company has elected to record interest accrued and penalties related to unrecognized tax benefits within the operating expenses. As of December 31, 2022, the Company had not accrued any interest or penalties related to unrecognized tax benefits.

(h) Discontinued Operations

A discontinued operation may include a component or a group of components of the Company's operations. A disposal of a component or a group of components is reported in discontinued

operations if the disposal represents a strategic shift that has or will have a major effect on the Company's operations and financial results when the following occurs: (1) a component (or group of components) meets the criteria to be classified as held for sale; (2) the component or group of components is disposed of by sale; or (3) the component or group of components is disposed of other than by sale (for example, by abandonment or in a distribution to owners in a spin-off). For any component classified as held for sale or disposed of by sale or other than by sale, qualifying for presentation as a discontinued operation, the Company reports the results of operations of the discontinued operations (including any gain or loss recognized on the disposal or loss recognized on classification as held for sale of a discontinued operation), less applicable income taxes (benefit), as a separate component in the consolidated statements of operations for the current period presented.

(2) Income Taxes

The Company's continuing operations effective tax rate for the period ended December 31, 2022 was 5.7%, which differs from the federal statutory rate of 21% due to state taxes and not providing for a tax benefit for the continuing operations net loss. The effective tax rate is calculated by dividing income tax expense by the sum of income before income tax expense.

The Parent is subject to income tax and non-income based taxes by the U.S. federal tax authorities as well as various state tax authorities. The U.S. and the state of California are major tax filing jurisdictions for the Parent. The Parent is subject to examination by the IRS and tax authorities in various state and local tax jurisdictions. For California, tax years 2013-2014 are under appeals with the Office of Tax Appeals, and tax years 2015-2021 are under examination. U.S. federal tax returns remain open to examination for 2019 and subsequent tax years.

(3) Related-Party Transactions

The Company is a party to an expense sharing agreement with affiliates in the Parent's consolidated group. The agreement requires that certain direct and indirect expenses be allocated to and from the Company and net settled on a monthly basis. Direct expenses relate to compensation and benefit costs that are based on a percentage of Bank and affiliates employee time dedicated to Company activities. Indirect expense mainly includes premises and equipment and other operating expense.

The Company reimbursed the Bank and its affiliates $1,309,128 net for expenses paid by the Bank and its affiliates on the Company's behalf for the year ended December 31, 2022. The expenses reimbursed between the Bank and affiliates are included in the Statement of Operations as follows:

	Expense reimbursed to Bank and affiliates
Compensation and benefits	$ 1,248,027
Occupancy and equipment	60,734
General and Administrative	367
	$ 1,309,128

At December 31, 2022, the Company had a net payable to Bank and affiliates of net $113,025 as shown below:

Receivable from Bank and affiliates	$ 27,483
Payable to Bank and affiliates	(140,508)
Payable to Bank and affiliates, net	$ (113,025)

The Company maintains noninterest-earning cash accounts with the Bank, which totaled $1,499,952 as of December 31, 2022. Refer to Note (8) for details regarding the acquisition of the Parent Bank.

Employees of the Company are eligible to participate in various compensation and benefit plans sponsored by the Parent. Employee Compensation and Benefit Plan is described in Note (4) "Employee Compensation and Benefit Plans."

(4) Employee Compensation and Benefit Plans

Employees of the Company participate in the following plans sponsored by the Parent: (i) Incentive Compensation Plan; (ii) 401(k); (iii) Employee Stock Ownership Plan (ESOP); (iv) Equity Incentive Plan; and

(v) Employee Stock Purchase Plan (ESPP). The Compensation and Benefits expense included in the statement of operations represents expenses incurred directly by employees of the Company and costs allocated from the Bank as part of the expense sharing agreement with affiliates in the Parent's consolidated group. The Equity Incentive Plan is described in Note (5) "Share-Based Compensation."

(a) Incentive Compensation Plan

The Incentive Compensation Plan ("ICP") is an annual cash incentive plan that rewards performance based on the Parent's consolidated financial results and other performance criteria. Awards are made based on Company performance and the employee's target. The Company recognized ICP expense of $959,811 in the statement of operations as part of compensation and benefits expense for the year ended December 31, 2022.

(b) 401(k) and Employee Stock Ownership Plan

The 401(k) Plan and ESOP, collectively referred to as the "Plan", is a combined 401(k) tax-deferred savings plan and employee stock ownership plan in which employees are eligible to participate. Employees participating in the 401(k) Plan are allowed to contribute up to 75 percent of their pre-tax pay as defined in the Plan, up to the maximum annual amount allowable under federal income tax regulations of $19,500 for 2022. The Company matches the employee's contributions dollar-for-dollar, up to five percent of the employee's pre-tax pay as defined in the Plan. The Company's matching contributions vest immediately. The amount of salary deferred, up to the allowed maximum, is not subject to federal or state income taxes at the time of deferral.

Discretionary ESOP contributions, based on the Parent's consolidated performance, are made to all eligible individuals employed by the last day of the fiscal year. The Parent may elect to contribute cash or Parent's common stock (or a combination of cash and Parent stock), in an amount not exceeding ten percent of the employee's eligible pay earned in the fiscal year. The ESOP contributions vest in equal annual increments over a participant's first five years of service (thereafter, all subsequent ESOP contributions are fully vested).

The Company's expense related to the Plan for the year ended December 31, 2022 was $135,627.

(5)   Share-Based Compensation

The Parent's Equity Incentive Plan provides for the grant of various types of incentive awards, of which the following have been granted to the employees of the Company: (i) stock options; (ii) restricted stock awards; (iii) restricted stock units (subject to either time-and/or performance-based vesting); and (iv) other cash or stock settled equity awards. Eligible participants in the Parent's Equity Incentive Plan include directors, employees and consultants.

Under the terms of the Parent's Equity Incentive Plan and subject to certain exceptions: (i) restricted stock awards/units are subject to a minimum of at least three years of annual vesting, and (ii) performance-based restricted stock awards/units and stock options are subject to a minimum of at least one year of vesting. Generally in practice, restricted stock awards/units vest annually over four years and require continued employment or other service through the vesting period. Performance-based restricted stock awards/units granted to executives generally vest upon meeting certain performance-based objectives over a three-year period and, typically the passage of time, and require continued employment or other service through the vesting period. Stock options typically vest annually over four years, from the grant date based on continued employment or other service and expire no later than seven years after the grant date.

Share-based compensation expense was recorded net of estimated forfeitures for 2022, such that expense was recorded only for those share-based awards that are expected to vest. The Company's expense related to restricted stock units and stock options for the year ended December 31, 2022 was $256,941 and $29,516, respectively. The Company does not reimburse the Parent for these awards and they are reflected as a capital transaction on the Statement of Changes in Stockholder's Equity.

(6)   Commitments and Contingencies

(a)   Legal Matters

The Company may be subject to various pending and threatened legal actions, which arise in the normal course of business. The Company's management is not aware of any such pending or threatened litigation.

(b)   Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital. The Company operates under the Alternative Standard which requires it to keep a minimum amount of net capital equal to the greater of $250,000 or 2% of aggregate debit items as defined in the customer protection rule. The Company does not have any debit items for the year ended December 31, 2022.

As of December 31, 2022, the Company had net capital for regulatory purposes, as defined by SEC Uniform Net Capital Rule 15c3-1 of $6,516,813 which was $6,266,813 in excess of its required net capital of $250,000.

(7) Financial Instruments, Off-Balance Sheet Arrangement and Credit Risk

(a) Financial Instruments and Off-Balance Sheet Arrangements

The Company does not trade securities for its own account and has not entered into any transactions involving financial instruments, such as financial futures, forward contracts, options, swaps or derivatives that would expose the Company to significant related off-balance sheet risk.

(b) Credit Risk

The Company maintains its cash in a bank deposit account which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts, and it believes it is not exposed to any significant credit risk on these cash accounts.

(8) Subsequent Events

The Company's Parent was placed into receivership with the FDIC on March 10, 2023. The Company continues to operate and function as it did prior to that event. On March 27, 2023, the Parent was acquired by First Citizens. The receivership retained all interests in tax allocation agreements or other agreements involving the filing of tax returns, tax payments, tax liabilities, or the allocation of tax assets or liabilities among members of the consolidated group in which the Parent is a member, and any legal interest in, or rights to, the Parent's tax attributes, credits, receivables, net operating losses or deductions.

(9) Going Concern

The accompanying financial statements have been prepared using the going concern basis of accounting, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The continuation of the Company as a going concern over the next twelve months is dependent upon the continued financial support from its Parent entity, which was placed into receivership on March 10, 2023, and acquired thereafter by First Citizens on March 27, 2023. First Citizens has indicated its

commitment to provide necessary capital and resources to operate SVB Investment Services, Inc., for a period not less than one year from the date of issuance of these financial statements. However, this does not preclude First Citizens from modifying this support at any point in the future resulting from a strategic shift in corporate structure. As a result of the uncertainty of First Citizen's support that may be necessary to provide liquidity, Management has concluded that the Company may not be able to continue as a going concern.

SVB INVESTMENT SERVICES, INC.

(A Wholly Owned Subsidiary of Silicon Valley Bank, a division of First Citizens Bank)

Notes to Financial Statements

Confidential

For the year ended December 31, 2022

Supplemental Schedules

SVB INVESTMENT SERVICES, INC.

(A Wholly Owned Subsidiary of Silicon Valley Bank, a division of First Citizens Bank)
Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission
Confidential
December 31, 2022

Net capital:		
Total stockholder's equity	$	7,668,016
Less nonallowable assets		1,151,203
Net capital		6,516,813
Net minimum capital required by FINRA		
The greater of 2% of the aggregate debit items or $250,000		250,000
Net capital in excess of requirements	$	6,266,813
Ratio of minimum requirement to net capital		4%
Early Warning Requirement 120% of FINRA Minimum Requirement		300,000
Net capital in excess of requirements	$	6,216,813
Ratio of minimum requirement to net capital		5%

There were differences between the above computation and the computation included in the Company's corresponding unaudited Form X-17a-5 Part II filing as of December 31, 2022. See below for reconciliation items.

	As reported in SVB Investment Services Part II Form X-17a-5	Difference	As reported herein
Total stockholder's equity	$ 7,350,933	317,083 A $	7,668,016
Nonallowable assets	(1,151,203)	–	(1,151,203)
Haircuts on securities	–	–	–
Net capital	6,199,730	317,083	6,516,813

Note:

(A) The reason for the difference in Total stockholders equity relates to: netting of Current Income Tax payable of $317,083 with Current Income Tax receivable. Within Form X-17a-5, these items were reported gross as an asset and liability respectively.

See accompanying Report of Independent Registered Public Accounting Firm.

SVB INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of Silicon Valley Bank, a division of First Citizens Bank)
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3 of the Securities and Exchange Commission
Confidential

December 31, 2022

A computation for determination of reserve requirements is not applicable to SVB Investment Services, Inc. because the Company qualifies for an exemption under Rule 15c3-3(k)(2)(ii) and those activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R §240.17a-5.

See accompanying Report of Independent Registered Public Accounting Firm.

SVB INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of Silicon Valley Bank, a division of First Citizens Bank)
Information Relating to Possession or Control Requirements
under Rule 15c3-3 of the Securities and Exchange Commission
Confidential

December 31, 2022

Information relating to possession or control requirements is not applicable to SVB Investment Services, Inc. because the Company qualifies for an exemption under Rule 15c3-3(k)(2)(ii) and those activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R §240.17a-5.

See accompanying Report of Independent Registered Public Accounting Firm.



MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of **SVB Investment Services, Inc.**

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) SVB Investment Services, Inc. (the "Company") identified the following provision of 17 C.F.R. §240.15c3-3(k) under which the Company claimed the following exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provision"), and (2) SVB Investment Services, Inc. stated that SVB Investment Services, Inc. met the identified exemption provision throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 are limited to investment advisory services. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

SVB Investment Services, Inc.'s management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about SVB Investment Services Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Marcum LLP

Deerfield, Illinois
April 27, 2023

Marcum LLP ▪ Nine Parkway North ▪ Suite 200 ▪ Deerfield, Illinois 60015 ▪ **Phone** 847.282.6300 ▪ **Fax** 847.282.6301 ▪ **www.marcumllp.com**



SVB INVESTMENT SERVICES, INC. EXEMPTION REPORT

SVB Investment Services, Inc. (CRD # 168116) (the "Company") is a registered broker- dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5 "Reports to be made by certain brokers and dealers.") This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). The Company, to its best knowledge and belief, states the following:

(1) The Company claimed an exemption from 17 C.F.R. Section §240.15c3-3 under provisions in 17 C.F.R. Section §240.15c3-3 (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to investment advisory services, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

SVB Investment Services, Inc.

I, Jonathan Fonseca, affirm that to my knowledge and belief, this Exemption Report is true and correct.

Jonathan Fonseca

Jonathan Fonseca
Accounting Manager



**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON
APPLYING AGREED-UPON PROCEDURES**

To the Board of Directors and Stockholder
of **SVB Investment Services, Inc.**

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2022. Management of SVB Investment Services, Inc. (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes.. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2022 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2022, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United

States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Marcum LLP

Deerfield, Illinois
April 27, 2023

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001
202-371-8300
General Assessment Reconciliation

For the fiscal year ended December 31, 2022
_____
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(36-REV 12/18)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

SVB INVESTMENT SERVICES INC.   SEC# 8-70327
505 HOWARD STREET   CRD# 168116
SAN FRANCISCO, CA 94105

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Richard Mattera 631-472-2109

2. A. General Assessment (item 2e from page 2) $ _____ 3,741

   B. Less payment made with SIPC-6 filed (**exclude interest**)   (_____ 3,611)
       August 2022
              Date Paid

   C. Less prior overpayment applied   (_____)

   D. Assessment balance due or (overpayment)   _____ 130

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum   _____

   F. Total assessment balance and interest due (or overpayment carried forward) $ _____ 130

   G. **PAYMENT:** √ the box
       Check mailed to P.O. Box ☐ **Funds Wired** ☐ **ACH** ☑
       Total (must be same as F above) $ _____ 130

   H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

SVB INVESTMENT SERVICES INC.
_____
(Name of Corporation, Partnership or other organization)

Richard J Mattera
_____
(Authorized Signature)

Dated the __23rd__ day of ___January___, 20 _23_ .

Financial & Operations Principal
_____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
        Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning __January 1, 2022__
and ending __December 31, 2022__

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ _____2,521,735_____

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. _____

(2) Net loss from principal transactions in securities in trading accounts. _____

(3) Net loss from principal transactions in commodities in trading accounts. _____

(4) Interest and dividend expense deducted in determining item 2a. _____

(5) Net loss from management of or participation in the underwriting or distribution of securities. _____

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. _____

(7) Net loss from securities in investment accounts. _____

      Total additions _____ 0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. _____

(2) Revenues from commodity transactions. _____

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. _____ 27,830

(4) Reimbursements for postage in connection with proxy solicitation. _____

(5) Net gain from securities in investment accounts. _____

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. _____

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). _____

(8) Other revenue not related either directly or indirectly to the securities business.
(See Instruction C):

_____

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

      Enter the greater of line (i) or (ii) _____

      Total deductions _____ 27,830

2d. SIPC Net Operating Revenues $ _____2,493,905_____

2e. General Assessment @ .0015 $ _____3,741_____

(to page 1, line 2.A.)

2